Filed by Powerwave Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Powerwave Technologies, Inc.

Commission File No. 000-21507

Frequently Asked Questions (FAQs)

■	What did we announce?
–	We announced an agreement for Powerwave to acquire LGP Allgon Holding AB in a strategic combination valued at approximately $400 million.

■	Why did we do it?
–	We believe LGP Allgon will significantly expand Powerwave’s ability to achieve our goal of being a leading supplier of advanced wireless solutions. This acquisition gives us products and people that can help us achieve that goal.

■	Who is LGP Allgon?
–	LGP Allgon is the result of the merger between two leading companies within the area of telecom equipment—LGP Telecom and Allgon. LGP Allgon is a major player in mobile telecom equipment with a strong presence in Europe, North America and Asia. The Group consists of two business areas, Telecom, and Contract manufacturing.

■	What is LGP Allgon’s revenue?
–	LGP Allgon reported Q3 03 revenues of 596 million Swedish Kronor or about $77M USD.

■	What products does LGP Allgon offer?
–	LGP Allgon generates revenue from two primary business segments, Telecom and Contract Manufacturing. Under the telecom business group are four different product divisions– Antenna Systems, Coverage Solutions, Base Station Systems and Radiolink Systems. The largest product group is Antenna Systems followed by Coverage Solutions. The smallest product group is Radiolink Systems with roughly 5% of revenues.

■	How does LGP Allgon fit into Powerwave’s corporate strategy?
–	Several benefits to Powerwave’s corporate strategy include:
–	Extending our leadership in wireless infrastructure across key products and solutions, including across all coverage and capacity solutions and key base station subsystems.
–	Achieving critical mass in integrated product offerings and new BTS design wins.
–	Improving the economics of our core amplifier business, while driving innovation across new categories and solutions.
–	Creating a stronger, more balanced operating model.
–	Combining complementary geographical strengths and customer relationships leading to potential cross selling opportunities for each other’s products on a global basis.

■	What does LGP Allgon bring to Powerwave that Powerwave does not already have?
–	LGP Allgon brings assets in many areas that complement Powerwave’s, including:
–	Direct to operator sales model in Europe, which complement’s Powerwave’s existing European sales strategy
–	Expertise in tower mounted electronics and systems.
–	The combined company will be a better, stronger partner for our customers. We’ll have a broad understanding of customer challenges from base station enhancement products to complete coverage systems as well as greater capabilities to deliver:
–	Complete End to End Wireless Solutions
–	Leadership across markets (global OEMs and network operators)
–	Leadership across products (power amplifiers, repeaters, antennas, tower mount amplifiers)

–	In addition to the strategic benefits, how will the combination help Powerwave achieve a more competitive cost structure?
–	The combination will help Powerwave achieve a more competitive cost structure in several ways. The combination will fundamentally improve our operations through significant cost synergies and operating efficiencies. We currently anticipate operating and cost synergies of up to $15 million on an annual basis. We believe that the combined company will generate a more cost effective structure by combining an increased revenue base with a streamlined cost base resulting in greater cost effectiveness.

■	How will Powerwave customers benefit from this combination?
–	Powerwave’s customers will benefit by being supported by an organization with greater resources and worldwide presence. These resources, both human and financial, will help Powerwave better assist their customers with building and deploying their wireless network initiatives. In addition, Powerwave will now have more resources in research and development to help us continue to build innovative products. And, customers will be able to take advantage of new integrated product offerings which are expected to lower their overall cost of ownership.

■	How does this combination set Powerwave and LGP Allgon apart from its competitors?
–	The combination of Powerwave and LGP Allgon brings together the #1 suppliers of transmit and receive amplification. It also provides Powerwave with a strong position in base station antennas and repeaters and it allows Powerwave to become a more diversified company with leadership products in key parts of the base station.

■	What are the synergies (cost savings) resulting from this transaction? What is the timeframe to realize the synergies?
–	We see synergies primarily in the direct material, R&D and G&A areas that will be realized throughout 2004 and on a go forward basis.

■	What are the revenue synergies?
–	LGP Allgon’s strong revenue growth over the past two years, its established relationship at Siemens and Nokia and European operators, and site optimization technology are extremely compelling. We expect to be able to enhance customer penetration, both domestically and internationally.

■	Why are the companies doing this transaction now?
–	As Powerwave has stated before, we will do acquisitions as and when opportunities present themselves and this is a case of the right opportunity at the right time. We believe there is a very good match between the market positions, technology, people and cultures of each company and this transaction will allow Powerwave to better serve the wireless marketplace.

–	Why do we think it will work?
–	We have complementary product sets, we have a shared focus on customer satisfaction and providing solutions to meet our customer’s coverage and capacity needs, and similar cultures. The integration of the two companies is being carefully planned and will be carefully and diligently executed.

–	What will it mean for employees?
–	We’ll leverage synergies where we find them. Our main goal is to increase our capabilities to develop products, deliver complete solutions and meet more customer needs. That means utilizing the talent within both companies, and putting it to work in the interests of our customers.

■	Do you know if any employees will be impacted as a result of the acquisition?
–	The skill set of the LGP Allgon employee population is for the most part complementary. We anticipate some redundancies and we are committed to openly communicate decisions as soon as we are able.

■	Will the LGP Allgon name be kept?
–	The combined company will be named Powerwave.

■	How will the two companies integrate their product and technology roadmaps?
–	Integration teams are being formed for each product group to build joint product and technology roadmaps and assess the overlap between the two companies. The purpose of this assessment is to understand, in the context of these roadmaps and customer needs, which products align to create the most compelling offerings for our customers and competitive advantage for Powerwave. Our objective is to have detailed transition plans and product roadmaps available for our customers within 30 days after the combination has been approved.

■	When will the transaction be finalized?
–	The transaction is expected to close in the first quarter of 2004, subject to customary closing conditions and regulatory approvals, approval of Powerwave’s shareholders and adequate tenders in the exchange offer by LGP Allgon shareholders.

■	Will there be any antitrust issues?
–	The companies are largely complementary and we do not anticipate any antitrust issues that would prevent us from closing the transaction.

■	What is the LGP Allgon corporate culture? Is work being done to examine both companies’ cultures to ensure that we retain the best of both Powerwave and LGP Allgon?
–	The initial work done by the executive teams of both companies indicate that

Powerwave and LGP Allgon are guided by many of the same values and principles, such as a focus on customer satisfaction, innovation, technology leadership, as well as trust, respect and integrity. Hallmarks of the LGP Allgon culture include great speed and sense of urgency, adaptability to change and qualities that will complement Powerwave’s culture. After the close of the combination, the best of Powerwave and LGP Allgon will be integrated into all aspects of the combined company, including HR processes, training, and talent management.

■	What are the milestones to measure success?
–	We view this as a strategic combination. Customer satisfaction will be one of the most important measurements as well as achievement of the planned synergies.

■	How will the companies be managed prior to closing?
–	Each company will continue to be run as an independent business. This means that Powerwave will stay focused on its strategy in Europe, serving our customers, and continuing to manage expenses aggressively.

■	Where can I find additional information?

–	Powerwave intends to file a proxy statement on Schedule 14A in connection with the proposed transaction. Powerwave will also deliver to LGP Allgon shareholders an exchange offer prospectus under Swedish law. An English translation of the document will be provided to U.S. shareholders of LGP Allgon and filed with the Securities and Exchange Commission, or SEC, under Form CB. We urge you to read the proxy statement, the exchange offer prospectus and other relevant materials when they become available because they will contain important information about Powerwave, LGP Allgon and the proposed transaction. You may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the proxy statement and exchange offer prospectus (when they become available) may also be obtained from Powerwave. Powerwave and its executive officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction either will be included in the proxy statement, or incorporated into the proxy statement by reference, as permitted by the rules of the Securities Exchange Act of 1934.